UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Stephen S. Sypherd
FS Investment Corporation
Marisa Beeney	FS Investment Corporation II
GSO Capital Partners LP	201 Rouse Boulevard
345 Park Avenue	Philadelphia, Pennsylvania 19112
New York, New York 10154	Tel: (215) 495-1150
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 992,188*
	8	Shared voting power 0
	9	Sole dispositive power 992,188*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 992,188*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.4%*
14	Type of reporting person (see instructions) PN

*	Based on 41,896,562 shares of common stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company (the “Issuer”) outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 5,952 shares of Common Stock issuable upon exercise of 25,682 mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,233,939*
	8	Shared voting power 0
	9	Sole dispositive power 1,233,939*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,233,939*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%*
14	Type of reporting person (see instructions) PN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 7,469 shares of Common Stock issuable upon exercise of 32,226 mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,164,441*
	8	Shared voting power 0
	9	Sole dispositive power 3,164,441*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,164,441*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.5%*
14	Type of reporting person (see instructions) PN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 19,342 shares of Common Stock issuable upon exercise of 83,442 mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Cactus Credit Opportunities Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 174,198*
	8	Shared voting power 0
	9	Sole dispositive power 174,198*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 174,198*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.4%*
14	Type of reporting person (see instructions) PN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 2,727 shares of Common Stock issuable upon exercise of 11,768 mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,976,780*
	8	Shared voting power 0
	9	Sole dispositive power 2,976,780*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,976,780*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.1%*
14	Type of reporting person (see instructions) CO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 18,012 shares of Common Stock issuable upon exercise of 77,702 mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Special Situations Overseas Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,976,780*
	8	Shared voting power 0
	9	Sole dispositive power 2,976,780*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,976,780*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.1%*
14	Type of reporting person (see instructions) CO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 18,012 shares of Common Stock issuable upon exercise of 77,702 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 992,188*
	8	Shared voting power 0
	9	Sole dispositive power 992,188*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 992,188*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.4%*
14	Type of reporting person (see instructions) OO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 5,952 shares of Common Stock issuable upon exercise of 25,682 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,233,939*
	8	Shared voting power 0
	9	Sole dispositive power 1,233,939*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,233,939*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%*
14	Type of reporting person (see instructions) OO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 7,469 shares of Common Stock issuable upon exercise of 32,226 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,226,127*
	8	Shared voting power 0
	9	Sole dispositive power 2,226,127*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,226,127*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.3%*
14	Type of reporting person (see instructions) OO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 13,421 shares of Common Stock issuable upon exercise of 57,908 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,141,221*
	8	Shared voting power 0
	9	Sole dispositive power 6,141,221*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,141,221*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.6%*
14	Type of reporting person (see instructions) PN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 40,081 shares of Common Stock issuable upon exercise of 172,912 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,141,221*
	8	Shared voting power 0
	9	Sole dispositive power 6,141,221*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,141,221*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.6%*
14	Type of reporting person (see instructions) OO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 40,081 shares of Common Stock issuable upon exercise of 172,912 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,367,348*
	8	Shared voting power 0
	9	Sole dispositive power 8,367,348*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,367,348*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) PN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 53,502 shares of Common Stock issuable upon exercise of 230,820 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,367,348*
	8	Shared voting power 0
	9	Sole dispositive power 8,367,348*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,367,348*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) CO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 53,502 shares of Common Stock issuable upon exercise of 230,820 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,367,348*
	8	Shared voting power 0
	9	Sole dispositive power 8,367,348*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,367,348*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) PN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 53,502 shares of Common Stock issuable upon exercise of 230,820 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,367,348*
	8	Shared voting power 0
	9	Sole dispositive power 8,367,348*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,367,348*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) OO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 53,502 shares of Common Stock issuable upon exercise of 230,820 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,367,348*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,367,348*
11	Aggregate amount beneficially owned by each reporting person 8,367,348*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) IN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 53,502 shares of Common Stock issuable upon exercise of 230,820 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,367,348*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,367,348*
11	Aggregate amount beneficially owned by each reporting person 8,367,348*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) IN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 53,502 shares of Common Stock issuable upon exercise of 230,820 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Douglas I. Ostrover
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,367,348*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,367,348*
11	Aggregate amount beneficially owned by each reporting person 8,367,348*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) IN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 53,502 shares of Common Stock issuable upon exercise of 230,820 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,367,348*
	8	Shared voting power 0
	9	Sole dispositive power 8,367,348*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,367,348*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) IN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Includes 53,502 shares of Common Stock issuable upon exercise of 230,820 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.21 per share of Common Stock as of April 14, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons FS Investment Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 61,859*
	8	Shared voting power 0
	9	Sole dispositive power 61,859*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 61,859*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) CO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Locust Street Funding LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 13,853*
	8	Shared voting power 0
	9	Sole dispositive power 13,853*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 13,853*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%*
14	Type of reporting person (see instructions) OO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons FS Investment Corporation II
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,846*
	8	Shared voting power 0
	9	Sole dispositive power 1,846*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,846*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%*
14	Type of reporting person (see instructions) CO

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons FB Income Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 61,859*
	8	Shared voting power 0
	9	Sole dispositive power 61,859*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 61,859*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) IA

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons FSIC II Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,846*
	8	Shared voting power 0
	9	Sole dispositive power 1,846*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,846*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%*
14	Type of reporting person (see instructions) IA

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Michael C. Forman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons David J. Adelman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Gerald F. Stahlecker
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Zachary Klehr
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

CUSIP No. 277461 40 6

1	Names of reporting persons Sean Coleman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015, as reported in the Issuer’s proxy statement filed on March 30, 2015. Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding as of March 18, 2015.

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on September 13, 2013, as amended on October 3, 2013, as amended on January 12, 2015 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a) – (c) This Schedule 13D is being filed by:

•	(i) GSO Palmetto Opportunistic Investment Partners LP, which is a Delaware limited partnership, (ii) GSO Credit-A Partners LP, which is a Delaware limited partnership, (iii) GSO Special Situations Fund LP, which is a Delaware limited partnership, (iv) GSO Special Situations Overseas Master Fund Ltd., which is a Cayman Islands company limited by shares, (v) GSO Cactus Credit Opportunities Fund LP, which is a Delaware limited partnership (GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd. and GSO Cactus Credit Opportunities Fund LP, collectively, the “GSO Funds”), (vi) GSO Palmetto Opportunistic Associates LLC, which is a Delaware limited liability company, (vii) GSO Credit-A Associates LLC, which is a Delaware limited liability company, (viii) GSO Special Situations Overseas Fund Ltd., which is a Cayman Islands company limited by shares, (ix) GSO Holdings I L.L.C., which is a Delaware limited liability company, and (x) GSO Capital Partners LP, which is a Delaware limited partnership (GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC, GSO Special Situations Overseas Fund Ltd., GSO Holdings I L.L.C., GSO Capital Partners LP and the GSO Funds, collectively, the “GSO Entities”);

•	Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover, each of whom is a citizen of the United States of America (collectively, the “GSO Executives”);

•	(i) GSO Advisor Holdings L.L.C., which is a Delaware limited liability company, (ii) Blackstone Holdings I L.P., which is a Delaware limited partnership, (iii) Blackstone Holdings I/II GP Inc., which is a Delaware corporation, (iv) The Blackstone Group L.P., which is a Delaware limited partnership, and (v) Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Entities”);

•	Stephen A. Schwarzman, who is a citizen of the United States of America;

•	(i) FS Investment Corporation, a Maryland corporation (“FSIC”), (ii) Locust Street Funding LLC, a Delaware limited liability company, (iii) FS Investment Corporation II, a Maryland corporation (“FSIC II” and, together with FSIC and Locust Street Funding LLC, the “FS Funds”), (iv) FB Income Advisor, LLC, a Delaware limited liability company, and (v) FSIC II Advisor, LLC, a Delaware limited liability company (FB Income Advisor, LLC, FSIC II Advisor, LLC and the FS Funds, collectively, the “FS Entities”); and

•	Michael C. Forman, David J. Adelman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman, each of whom is a citizen of the United States of America (collectively, the “FS Persons”).

The principal business address of each of the GSO Entities and GSO Executives is c/o GSO Capital Partners LP, 345 Park Avenue, New York, New York 10154. The principal business address of each of the Blackstone Entities and Mr. Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

The principal business of the GSO Funds is investing in both public and private non-investment grade and non-rated securities, including leveraged loans, high yield bonds, distressed securities, second lien loans, mezzanine securities, equity securities, credit derivatives and other investments.

The principal business of GSO Palmetto Opportunistic Associates LLC is performing the functions of, and serving as, the general partner of GSO Palmetto Opportunistic Investment Partners LP. The principal business of GSO Credit-A Associates LLC is performing the functions of, and serving as, the general partner of GSO Credit-A Partners LP. The principal business of GSO Holdings I L.L.C. is performing the functions of, and serving as, the managing member (or similar position) of and member or equity holder of each of GSO Palmetto Opportunistic Associates LLC and GSO Credit-A Associates LLC.

GSO Special Situations Overseas Fund Ltd. is the majority shareholder of GSO Special Situations Overseas Master Fund Ltd. GSO Capital Partners LP serves as the investment manager of GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Special Situations Overseas Fund Ltd. and GSO Cactus Credit Opportunities Fund LP.

The principal business of GSO Advisor Holdings L.L.C. is performing the functions of, and serving as, the general partner of GSO Capital Partners LP. The principal business of Blackstone Holdings I L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder of GSO Holdings I L.L.C., GSO Advisor Holdings L.L.C. and other affiliated entities. The principal business of Blackstone Holdings I/II GP Inc. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings I L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group L.P. is performing the functions of, and serving as, the controlling shareholder of Blackstone Holdings I/II GP Inc. and other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the general partner of The Blackstone Group L.P.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C. The principal occupation of each of Messrs. Goodman, Smith and Ostrover is serving as an executive of GSO Capital Partners LP.

The principal business address of each of the FS Entities and the FS Persons is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

The principal business of FSIC and FSIC II as externally-managed, non-diversified, closed-end management investment companies is investing primarily in senior secured loans and second lien loans of private U.S. companies. The principal business of Locust Street Funding LLC, a wholly-owned subsidiary of FSIC, is procuring financing or otherwise holding investments. The principal occupation of each of Messrs. Forman, Stahlecker, Klehr and Coleman is serving as an executive of the FS Funds and their affiliates. The principal occupation of Mr. Adelman is serving as an executive of Campus Apartments, Inc.

Set forth on Schedule I and Schedule II to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of FSIC and FSIC II: (i) the name; (ii) the business address; (iii) to the best of FSIC’s or FSIC II’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of FSIC’s or FSIC II’s knowledge as of the date hereof, the citizenship.

FB Income Advisor, LLC and FSIC II Advisor, LLC serve as the investment managers of FSIC and FSIC II, respectively. The investment committees of FB Income Advisor, LLC and FSIC II Advisor, LLC make investment decisions on behalf of FB Income Advisor, LLC and FSIC II Advisor, LLC, respectively, and have the power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock held by the FS Funds. The members of the investment committees of each of FB Income Advisor, LLC and FSIC II Advisor, LLC are Michael C. Forman, Gerald F. Stahlecker and Zachary Klehr and Sean Coleman. Mr. Adelman is a Manager of FB Income Advisor, LLC and FSIC II Advisor, LLC. None of FB Income Advisor, LLC, FSIC II Advisor, LLC or any FS Person owns any shares of Common Stock directly, and each FS Person disclaims beneficial ownership of the shares of Common Stock held by the FS Funds.

(d) During the last five years, none of the Reporting Persons or, to the best of FSIC’s or FSIC II’s knowledge, any of the executive officers or directors of FSIC and FSIC II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best of FSIC’s or FSIC II’s knowledge, any of the executive officers or directors of FSIC and FSIC II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a)-(c) above for citizenship of each of the Reporting Persons and Schedule I and Schedule II for citizenship of each of the executive officers and directors of FSIC and FSIC II.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby supplemented as follows:

Pursuant to the Plan, the Issuer issued to the GSO Funds, on January 29, 2015, an aggregate of an additional 31,035 shares of Common Stock and mandatorily net-share settled warrants to purchase an aggregate of (i) 10,831 shares of Common Stock at an exercise price of $14.93 per share and (ii) 10,831 shares of Common Stock at an exercise price of $16.12 per share. The additional shares of Common Stock and the warrants were issued in connection with distributions to the GSO Funds as former unsecured creditors on account of their unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan.

On April 14, 2015, GSO Cactus Credit Opportunities Fund LP purchased (a) 171,471 shares of Common Stock at a price of $20.56 per share, (b) mandatorily net-share settled warrants to purchase 5,884 shares of Common Stock at an exercise price of $14.93 per share, at a purchase price of $5.59 per share, and (c) mandatorily net-share settled warrants to purchase 5,884 shares of Common Stock at an exercise price of $16.12 per share, at a purchase price of $6.29 per share. The source of funds for this purchase was the general working capital of GSO Cactus Credit Opportunities Fund LP.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 of this Amendment No. 3 is hereby incorporated by reference in this Item 5.

The below beneficial ownership percentage is based on 41,896,562 shares of Common Stock outstanding as of March 18, 2015 (as reported in the Issuer’s proxy statement filed with the Securities and Exchange Commission on March 30, 2015) and takes into account the 53,502 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the GSO Funds, as applicable, based on a closing price of $20.21 per share of Common Stock on April 14, 2015.

Based on the closing price of the Common Stock on April 14, 2015, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,605,251 shares of Common Stock, representing 20.5% of the Common Stock outstanding.

As of the date hereof, (i) GSO Palmetto Opportunistic Investment Partners LP directly holds 986,236 shares of Common Stock, (ii) GSO Credit-A Partners LP directly holds 1,226,470 shares of Common Stock, (iii) GSO Special Situations Fund LP directly holds 3,145,099 shares of Common Stock, (iv) GSO Special Situations Overseas Master Fund Ltd. directly holds 2,958,768 shares of Common Stock, (v) GSO Cactus Credit Opportunities Fund LP directly holds 171,471 shares of Common Stock, (vi) FSIC directly holds 48,006 shares of Common Stock, (vii) Locust Street Funding LLC directly holds 13,853 shares of Common Stock and (viii) FSIC II directly holds 1,846 shares of Common Stock.

As of the date hereof, (i) GSO Palmetto Opportunistic Investment Partners LP directly holds net-share settled warrants to purchase (A) 12,841 shares of Common Stock at an exercise price of $14.93 per share and (B) 12,841 shares of Common Stock at an exercise price of $16.12 per share, (ii) GSO Credit-A Partners LP directly holds net-share settled warrants to purchase (A) 16,113 shares of Common Stock at an exercise price of $14.93 per share and (B) 16,113 shares of Common Stock at an exercise price of $16.12 per share, (iii) GSO Special Situations Fund LP directly holds net-share settled warrants to purchase (A) 41,721 shares of Common Stock at an exercise price of $14.93 per share and (B) 41,721 shares of Common Stock at an exercise price of $16.12 per share, (iv) GSO Special Situations Overseas Master Fund Ltd. directly holds net-share settled warrants to purchase (A) 38,851 shares of Common Stock at an exercise price of $14.93 per share and (B) 38,851 shares of Common Stock at an exercise price of $16.12 per share, and (v) GSO Cactus Credit Opportunities Fund LP directly holds net-share settled warrants to purchase (A) 5,884 shares of Common Stock at an exercise price of $14.93 per share and (B) 5,884 shares of Common Stock at an exercise price of $16.12 per share.

Item 5 (a) – (b) of Schedule 13D is hereby amended by replacing the ninth paragraph thereof with the following:

“In addition, each of Michael C. Forman, David J. Adelman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman may be deemed to have shared voting, investment and/or dispositive power with respect to the shares of Common Stock held by the FS Funds.”

Item 5(c) of Schedule 13D is hereby amended and restated as follows:

(c) Except as set forth herein, none of the Reporting Persons or, to the best of FSIC’s or FSIC II’s knowledge as of the date hereof, any of the persons named in Schedules I and II attached hereto has engaged in any transaction during the past 60 days in any shares of Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended as follows:

Exhibit A    Joint Filing Agreement, dated April 24, 2015, among the Reporting Persons (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2015

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Cactus Credit Opportunities Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

FS Investment Corporation

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President

Locust Street Funding LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President

FS Investment Corporation II

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President

FB Income Advisor, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director

FSIC II Advisor, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director

Michael C. Forman

/s/ Michael C. Forman

David J. Adelman

/s/ David J. Adelman

Gerald F. Stahlecker

/s/ Gerald F. Stahlecker

Zachary Klehr

/s/ Zachary Klehr

Sean Coleman

/s/ Sean Coleman

SCHEDULE I

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC’s board of directors and each executive officer of FSIC. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Directors

Name	Position	Business Address
David J. Adelman	Chief Executive Officer of Campus Apartments, Inc., a developer, owner and manager of student housing	4043 Walnut Street, Philadelphia, PA 19104

Gregory P. Chandler	Chief Financial Officer of Emtec, Inc. and member of board of directors of Emtec Inc., a publicly-traded global information technology services provider	100 Matson Ford Road, Two Radnor Corporate Ctr., Suite 420, Radnor, PA 19087

Michael C. Forman	Chairman and Chief Executive Officer of FSIC

Barry H. Frank	Partner of Archer & Greiner, P.C., a law firm	One Liberty Place, 32nd Floor, 1650 Market Street, Philadelphia, PA 19103

Thomas J. Gravina	Executive Chairman of GPX Enterprises, L.P., a private investment firm, and its affiliates	14 Dartmouth Ln, Haverford, PA 19041

Michael J. Hagan	Co-founder and Managing Partner of Hawk Capital Partners, a private investment firm	1700 Market St., Suite 1005, Philadelphia, PA 19103

Jeffrey K. Harrow	Chairman of Sparks Marketing Group, Inc., a global event marketing agency	2828 Charter Road, Philadelphia, PA 19154

Michael J. Heller	President, Chief Executive Officer and Shareholder of Cozen O’Connor, P.C., a law firm	1900 Market St, Philadelphia, PA 19103

Philip E. Hughes, Jr.	Vice-Chairman of Keystone Industries, an international manufacturing and distribution company	480 S Democrat Rd, Gibbstown, NJ 08027

Pedro A. Ramos	Partner of Schnader Harrison Segal & Lewis, LLP, a law firm	1600 Market St, Philadelphia, PA 19103

Joseph P. Ujobai	Executive Vice President of SEI Investments Company, a provider of investment processing, investment management and investment operations solutions	1 Freedom Valley Drive, Oaks, PA 19456

Executive Officers

Name	Position
Sean Coleman	Managing Director of FSIC

Michael C. Forman	Chief Executive Officer of FSIC

William Goebel	Chief Financial Officer of FSIC

Zachary Klehr	Executive Vice President of FSIC

Brad Marshall	Senior Portfolio Manager of FSIC

Gerald F. Stahlecker	President of FSIC

Stephen S. Sypherd	Vice President, Treasurer and Secretary of FSIC

James F. Volk	Chief Compliance Officer of FSIC

SCHEDULE II

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or other organization in which the employment is conducted for each member of FSIC II’s board of directors and each executive officer of FSIC II. Unless otherwise indicated, each person listed below is a citizen of the United States of America. Unless otherwise indicated, the business address of each such director or executive officer is c/o FS Investment Corporation II, 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Directors

Name	Position	Business Address
Barbara Adams	Executive Vice President — Legal Affairs and General Counsel of the Philadelphia Housing Authority	12 South 23rd Street, Philadelphia, PA 19103

David J. Adelman	Chief Executive Officer of Campus Apartments, Inc., a developer, owner and manager of student housing	4043 Walnut Street, Philadelphia, PA 19104

Stephen T. Burdumy	Partner of Drinker, Biddle & Reath LLP, a law firm	One Logan Square, Ste. 2000, Philadelphia, PA 19103

Michael C. Forman	Chairman, President and Chief Executive Officer of FSIC II

Richard I. Goldstein	Managing Director of Liberty Associated Partners, LP and Associated Partners, LP, both investment funds	3 Bala Plaza, Suite 502, Bala Cynwyd, PA 19004

Michael J. Heller	President, Chief Executive Officer and Shareholder of Cozen O’Connor, P.C., a law firm	1900 Market St, Philadelphia, PA 19103

Jerel A. Hopkins	Vice President and General Counsel of Delaware Management Holdings, Inc., a diversified asset management firm	2005 Market St, One Commerce Square, 9th Floor, Philadelphia, PA 19103

Robert E. Keith, Jr.	Managing Director of TL Ventures, a venture capital firm	435 Devon Park Drive, 700 Building, Wayne, PA 19087

Paul Mendelson	Senior Advisor for Business Development for Lincoln Investment Planning, Inc., a broker-dealer and registered investment adviser	N/A

John E. Stuart	Managing Partner of Strategic Business Options, LLC, a strategic consulting firm	N/A

Scott J. Tarte	Chief Executive Officer of Sparks Marketing Group, Inc., a global event marketing agency	2828 Charter Road, Philadelphia, PA 19154

Executive Officers

Name	Position
Michael C. Forman	President and Chief Executive Officer of FSIC II

Zachary Klehr	Executive Vice President of FSIC II

Michael Lawson	Chief Financial Officer of FSIC II

Gerald F. Stahlecker	Executive Vice President of FSIC II

Stephen S. Sypherd	Vice President, Treasurer and Secretary of FSIC II

James F. Volk	Chief Compliance Officer of FSIC II

Exhibit A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing of GSO Palmetto Opportunistic Investment Partners LP, GSO Credit-A Partners LP, GSO Special Situations Fund LP, GSO Special Situations Overseas Master Fund Ltd., GSO Cactus Credit Opportunities Fund LP, FS Investment Corporation, Locust Street Funding LLC, FS Investment Corporation II, GSO Palmetto Opportunistic Associates LLC, GSO Credit-A Associates LLC, FB Income Advisor, LLC, FSIC II Advisor, LLC, GSO Special Situations Overseas Fund Ltd., GSO Holdings I L.L.C., GSO Capital Partners LP, GSO Advisor Holdings L.L.C., Blackstone Holdings I L.P., Blackstone Holdings I/II GP Inc., The Blackstone Group L.P., Blackstone Group Management L.L.C., Bennett J. Goodman, J. Albert Smith III, Douglas I. Ostrover, Stephen A. Schwarzman, Michael C. Forman, David J. Adelman, Gerald F. Stahlecker, Zachary Klehr and Sean Coleman, on behalf of each of them of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Eastman Kodak Company, a New Jersey corporation, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of April, 2015.

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Cactus Credit Opportunities Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
Name:	Marisa Beeney
Title:	Attorney-in-Fact

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman

FS Investment Corporation

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President

Locust Street Funding LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President

FS Investment Corporation II

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Vice President

FB Income Advisor, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director

FSIC II Advisor, LLC

By:	/s/ Stephen S. Sypherd
Name:	Stephen S. Sypherd
Title:	Managing Director

Michael C. Forman

/s/ Michael C. Forman

David J. Adelman

/s/ David J. Adelman

Gerald F. Stahlecker

/s/ Gerald F. Stahlecker

Zachary Klehr

/s/ Zachary Klehr

Sean Coleman

/s/ Sean Coleman